AMBRX BIOPHARMA INC.

10975 North Torrey Pines Road

La Jolla, California 92037

June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Fay

Brian Cascio

Margaret Schwartz

Laura Crotty

Re:	Ambrx Biopharma Inc.

Registration Statement on Form F-1, as amended (File No. 333-256639)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ambrx Biopharma Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 17, 2021, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Sean Clayton, Charles S. Kim, Patrick Loofbourrow and Will H. Cai of Cooley LLP, counsel to the Company, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Sean Clayton of Cooley LLP at (858) 550-6034, or in his absence, Charles S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Ambrx Biopharma Inc.

/s/ Feng Tian
By:	Feng Tian
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Acceleration Request]